

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 19, 2010

Juan Luis Cebrián
Chief Executive Officer
Promotora de Informaciones, S.A.
c/o National Registered Agents, Inc.
1090 Vermont Avenue, N.W.
Suite 1910
Washington, D.C. 20090

> **Re:** **Promotora de Informaciones, S.A.**
> **Amendment No. 5 to Form F-4**
> **Filed on October 15, 2010**
> **File No. 333-166653**

Dear Mr. Cebrián:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the characterization of potential liabilities based on disclosure contained in Liberty's IPO prospectus which you have added to the Letter to Stockholders in four bulletpoints, and elsewhere throughout your proxy/registration statement. In all applicable locations, please revise such characterizations to indicate:

   - Liberty's IPO prospectus disclosed that Liberty "will only seek to acquire greater than 50% of the outstanding equity interests or voting power of one or more target businesses" and, in the proposed transaction, Liberty is not acquiring anything;

- Liberty's IPO prospectus disclosed that the decision to approve any proposed transaction would lie with Liberty's common shareholders, but in the transaction proposed by Liberty's board, the ability to approve the acquisition actually lies with warrantholders; and

- Nowhere in Liberty's IPO prospectus was it disclosed that Liberty's board would structure a transaction designed "to preclude" a negative vote by Liberty's common shareholders, as you have disclosed previously.

2.   We reissue comment five from our letter dated October 8, 2010. Please remove the qualifications of reliance contained in the last two paragraphs of the opinion's second page.

3.   We reissue comment six from our letter dated October 8, 2010. Please revise to disclose whether Liberty's board considered conducting an offer to repurchase in light of the number of ways the transaction it structured does not match the commitments undertaken in its IPO prospectus, as you disclose throughout your proxy/registration statement. Please reconcile your statement on page 93 that Liberty's board "did not consider conducting an offer to repurchase the shares sold in its IPO" with the enumerated reasons directly following such statement (setting forth the board's belief that such a repurchase offer is not "appropriate").

The Business Combination Proposal, page 75

Liberty's Reasons for the Business Combination and Recommendation of Liberty's Board of Directors, page 86

4.   We reissue comment eight from our letter dated October 8, 2010. Please revise the same bullet point to disclose how, when considering the original proposed business combination with Prisa, Liberty's board considered its ability to conduct due diligence in connection with the disclosure on page 59 of Liberty's IPO prospectus, which indicated that its sponsors would "use the same disciplined approach in acquiring target businesses on [Liberty's] behalf as they use in connection with their private equity investing,…engaging in extensive due diligence from the perspective of a long-term investor."

5.   We reissue comment nine from our letter dated October 8, 2010. For each of the transaction terms noted on page 91, revise to explain the basis for the Liberty board's conclusion that the terms of the transaction it has structured are consistent with the commitments it made in Liberty's IPO prospectus. The legal opinion you have supplied addresses Liberty's certificate of incorporation, but not the disclosure in the prospectus used to sell shares to investors.

Legal Proceedings, page 267

6.   Please revise to combine the disclosure contained under the headings "Proceedings Between AVS and Mediapro…" and "NCC Proceedings Against Various Participants…" in order to clarify the linkage between the court judgment and the NCC Resolution, including the potential economic effect(s) of claims and counterclaims.

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Assistant Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Advisor, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3350 with any other questions.

                                        Sincerely,

                                <u>for</u>   Larry Spirgel
                                        Assistant Director

cc: Adam O. Emmerich, Esq.
Nancy Greenbaum, Esq.,
Wachtell, Lipton, Rosen & Katz
Facsimile to (212) 403-2000